                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              KEY3MEDIA GROUP, INC.
 --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
 --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    49326R104
 --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                FREDRIC D. ROSEN
                       5700 WILSHIRE BOULEVARD, SUITE 325,
                          LOS ANGELES, CALIFORNIA 90036
                              PHONE: (323) 954-6000

 --------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 31, 2001
 --------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

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CUSIP No. 49326R104                    13D                   Page 2 of ___ Pages
          ---------
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                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Fredric D. Rosen
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)   Not applicable     [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   Mr. Rosen is a citizen of the United States
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                             SOLE VOTING POWER
                       7     9,983,333*
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     30,000**
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     9,983,333*
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     30,000**
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   10,013,333*
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   12.86%*
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   IN
--------------------------------------------------------------------------------

*    Assumes complete vesting of all stock options granted to Mr. Rosen under his Employment Agreement and Key3Media Stock Option and Incentive Plan.

**   Shares held by the Rosen 1991 Children's Trust FBO Samuel N. Rosen and the
     Rosen 1991 Children's Trust FBO Sara L. Rosen, as to which Mr. Rosen is the
     Trustee. Mr. Rosen and the Trusts may be deemed to be a group. Assumes complete vesting of all stock options granted to Mr. Rosen under his
     Employment Agreement and Key3Media Stock Option and Incentive Plan.

                                  SCHEDULE 13D

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CUSIP No. 49326R104                    13D                   Page 3 of ___ Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Rosen 1991 Children's Trust FBO Samuel N. Rosen
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)   Not Applicable         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   California
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     0
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     10,013,333**
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     0
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     10,013,333**
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   10,013,333*
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   12.86%*
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   OO
--------------------------------------------------------------------------------

*    Assumes complete vesting of all stock options granted to Mr. Rosen under his Employment Agreement and Key3Media Stock Option and Incentive Plan.

**   The Trust owns 15,000 shares directly of Key3Media. Mr. Rosen may be deemed a beneficial owner of these 15,000 shares, along with another 15,000 shares of the Rosen 1991 Children's Trust FBO Sara L. Rosen. Mr. Rosen and the
     Trust may be deemed to be a group. Assumes complete vesting of all stock options granted to Mr. Rosen under his Employment Agreement and Key3Media
     Stock Option and Incentive Plan.

                                  SCHEDULE 13D

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CUSIP No. 49326R104                    13D                   Page 4 of ___ Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Rosen 1991 Children's Trust FBO Sara L. Rosen
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)         Not applicable  [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   California
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     0
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     10,013,333**
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     0
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     10,013,333**
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   10,013,333*
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   12.86%*
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   OO
--------------------------------------------------------------------------------

*    Assumes complete vesting of all stock options granted to Mr. Rosen under his Employment Agreement and Key3Media Stock Option and Incentive Plan.

**   The Trust owns 15,000 shares directly of Key3Media. Mr. Rosen may be deemed a beneficial owner of these 15,000 shares, along with another 15,000 shares of the Rosen 1991 Children's Trust FBO Sara L. Rosen. Mr. Rosen and the
     Trust may be deemed to be a group. Assumes complete vesting of all stock options granted to Mr. Rosen under his Employment Agreement and Key3Media
     Stock Option and Incentive Plan.

This Statement is being filed by and on behalf of Mr. Rosen, an individual, and the Rosen 1991 Children's Trust FBO Samuel N. Rosen and the Rosen 1991
Children's Trust FBO Sara L. Rosen (together "the Trusts"). Mr. Rosen and the
Trusts hereby amend and supplement the statement on Schedule 13D previously filed by them with respect to the Common Stock, par value $0.01 per share (the
"Common Stock"), of Key3Media Group, Inc., a Delaware corporation ("Key3Media"), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Rosen and the Trusts obtained the beneficial ownership of 420,000 of the shares in the initial public offering of Key3Media. On September 20,
2001, Mr. Rosen acquired 5,000 shares for $4.70 per share. On the same day, the
Trusts acquired 5,000 at a price of $5.14 per share. On September 21, 2001, Mr.
Rosen acquired an additional 5,000 shares at a price of $4.10 a share. On
October 10, 2001, the Trusts acquired 5,000 shares at a price of $3.70 per share. Mr. Rosen obtained the remainder of the shares pursuant to options granted by Key3Media as part of his compensation package. A summary of the provisions in Mr. Rosen's Employment Agreement, as amended, relating to his stock options is contained in Exhibit A.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date of this Statement, Mr. Rosen beneficially owns
5,426,111 shares constituting 7.41% of the outstanding shares (the percentage of shares owned being based upon 68,277,919 shares outstanding as of the close of business on February 25, 2002 and the 4,986,111 shares Mr. Rosen has the right to acquire within 60 days under vested stock options). These holdings include
30,000 shares as trustee for his children's trusts and the right to acquire beneficial ownership of 4,986,111 shares within 60 days through the exercise of stock options granted under the Key3Media Stock Option and Incentive Plan.

         (b) Mr. Rosen has the sole power to vote and dispose of the 5,396,111 shares owned by him directly and the shared power to vote and dispose of the
30,000 owned by the Trust.

         (c) In accordance with the Key3Media Stock Option and Incentive Plan, stock options for 199,444.438 shares vest on last day of every month from March
30, 2001 through February 29, 2004.

          (d) Assuming all of Mr. Rosen's stock option vest in accordance with the Key3Media Stock Option and Incentive Plan, Mr. Rosen beneficially owns
10,013,333 shares constituting 12.86% of the outstanding shares (the percentage of shares owned being based upon 68,277,919 shares outstanding as of the close of business on February 25, 2002 and the 9,574,333 shares Mr. Rosen has the right to acquire under the stock option plan). These holdings include 30,000 shares as trustee for his children's trusts and the right to acquire beneficial ownership of 9,574,333 shares through the exercise of stock options granted under the Key3Media Stock Option and Incentive Plan.

         (e) Mr. Rosen has the sole power to vote and dispose of the 9,983,333 shares owned by him directly (assuming complete vesting of all 9,573,333 stock options granted) and the shared power to vote and dispose of the 30,000 owned by the Trust.

Item 7. Material to be Filed as Exhibits.

          Exhibit A - Summary of options provisions in Mr. Rosen's Employment
          Agreement, as amended (Filed with Statement on Schedule 13D filed on
          June 11, 2001 by Fredric D. Rosen and the Trusts with respect to the
          Common Stock of Key3Media Group, Inc. and incorporated herein by reference.)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2002

                              FREDRIC D. ROSEN

                                By: /s/ Fredric D. Rosen
                                   ------------------------------------
                                   Name: Fredric D. Rosen
                                   Title: Chairman and Chief Executive Officer
                                          Key3Media Group, Inc.

                              ROSEN 1991 CHILDREN'S TRUST FBO SAMUEL N. ROSEN

                                By: /s/ Fredric D. Rosen
                                   ------------------------------------
                                   Name: Fredric D. Rosen
                                   Title: Trustee

                              ROSEN 1991 CHILDREN'S TRUST FBO SARA L. ROSEN

                                By: /s/ Fredric D. Rosen
                                   ------------------------------------
                                   Name: Fredric D. Rosen
                                   Title: Trustee